Proposal 1:

Information regarding voting at the July 12, 2002 Special shareholder meeting follows.

At a meeting held on April 10, 2002, the Trustees of Fifth Third Funds unanimously approved a Plan of Reorganization ("Reorganization Plan") pursuant to which the Large Cap Growth Fund would be merged with and into the Large Cap Core Fund on or about
July 29, 2002 ("the Exchange Date").  On the Exchange Date, the
Large Cap Growth Fund will transfer all of its assets and liabilities to the Large Cap Core Fund in exchange for Shares of the Large Cap Core Fund having an aggregate net asset value equal to the aggregate value of the net assets acquired from the Large Cap Growth Fund. The assets and liabilities of the Large Cap Growth Fund and the Large Cap Core
Fund will be valued as of the close of trading on the New York Stock Exchange on the business day next preceding the Exchange Date.
Following the transfer, the Large Cap Growth Fund will be dissolved and Shares of the Large Cap Core Fund received by the Large Cap
Growth Fund will be distributed to Large Cap Growth Fund shareholders in liquidation of the Large Cap Growth Fund.
As a result of the proposed Transaction, shareholders of the Large Cap Growth Fund will receive a number of full and fractional Shares equal in value at the date of the exchange to the value of the net assets of the Large Cap Growth Fund transferred to the Large Cap Core Fund attributable to the shareholder (based on the proportion of the outstanding Shares of the Large Cap Growth Fund owned at the time by the shareholder). The Transaction will not result in any gain or loss for federal income tax purposes. Large Cap Growth Fund shareholders holding Institutional, Investment A, Investment B or Investment C Shares will receive Institutional, Investment A, Investment B, or Investment C Shares, respectively, of the Large Cap Core Fund.

With respect to Proposal 1, the following numbers of shares were voted in favor of the proposal, against the proposal and abstained from voting:

Fund

In Favor

Against

Abstained

Fifth Third Large Cap Growth Fund
24,256,792
422,505
363,697


Fifth Third Funds
Supplemental Information (unaudited), continued: